September 28, 2011

Securities and Exchange Commission Division of Corporate Finance 100 F Street, NE Washington, DC 20549 Attention: Joseph Cascarano

Re:	Brazil Gold Corporation Item 4.01 of Form 8-K Filed September 19, 2011 File No. 00133714

Ladies and Gentlemen:

With respect to the letter from the Securities and Exchange Commission dated September 21, 2011, to Mr. Philip Jennings, Chief Executive Officer of Brazil Gold Corporation, this shall serve as the Company’s representation that they will file a revised and amended Form 8-K as requested in such letter on or before October 3, 2011.

Very truly yours, Brazil Gold Corporation

By:	/s/ Philip Jennings
Philip Jennings Chief Executive Officer